May 17, 2007

Mr. Terence O’Brien
Accounting Branch Chief
United States Securities and Exchange Commission
1 Station Place, N.E., Stop 7010	Via: U.S. Mail
Washington, DC 20549	FAX: 202.772.9368

Dear Mr. O’Brien:

We are responding to your letter of May 7, 2007 of additional comments to our response letter dated April 27, 2007. Our responses to each of your comments are below and we have referenced them by number to the comments in your letter.

We understand that the Company is responsible for the adequacy and accuracy of the disclosure in our filings. We recognize that SEC Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

1.	Revenue is never recognized until legal title has passed. We will change that paragraph in our disclosure to :

The company generally sells boats only to authorized dealers and to the U.S. Government. A sale is recorded when legal title and all other incidents of ownership have passed to the dealer or to the Government. Prior to the sale to the dealer or the Government, the Company must have received a signed Sales Order Acknowledgement from the dealer or the Government specifying the terms of the sale, including the sales price. All boat sales are Cash on Delivery basis, or with prior approval of the buyer’s third party commercial lender, thus assuring the ability to collect.

2.
We will occasionally buy back a boat from one dealer and sell to another dealer who has a retail sale pending for that model boat. This is done to aid our dealers in controlling their inventories and to facilitate the retail sales of dealers’ boats, and is not related to floor plan arrangements or any other contractual obligations. The amounts expensed have not been material, and are not related to any accruals.

Please do not hesitate to contact me should there be any questions or additional comments. My direct telephone number is 252.975.7004 and FAX is 252.975.0750.

Very Sincerely,

Irving L. Smith
Chief Financial Officer

cc: Tracey McKoy